PACIFIC CENTURY SECURITIES, LLC

60-20 Woodside Avenue Ste 211

Queens, NY 11377

June 17, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Eddie Kim

Re:	QMMM Holdings Ltd
Registration Statement on Form F-1 (File No. 333-287066)
Request for Acceleration of Effectiveness

Dear Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the “Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:00 a.m., Eastern Time, on June 20, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated May 8, 2025 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

As representative of placement agents

PACIFIC CENTURY SECURITIES, LLC

By:	/s/ Francis Ong
Name:	Francis Ong
Title:	Chairman and CEO